SHEPHERD AVE CAPITAL ACQUISITION CORPORATION

November 27, 2024

Via Edgar

Ruairi Regan

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Shepherd Ave Capital Acquisition Corporation
Registration Statement on Form S-1, as amended (File No. 333-280986)
Request for Acceleration of Effectiveness

Dear Mr. Regan:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Shepherd Ave Capital Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on December 2, 2024, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ William W. Snyder
William W. Snyder
Chief Executive Officer

CC:	Arila E. Zhou, Esq.
Robinson & Cole LLP